Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2008, TRM Corporation. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of TRM Corporation (the
Company), effective at the opening of the trading session on July 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(05). The Company was notified of the Staffs determination on March 19, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on April 22, 2008 and trading in the Companys securities was suspended on April 24, 2008. The Staffs Determination to delist the Company became final on April 24, 2008.